UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                 ACP FUNDS TRUST
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 GARY E. SHUGRUE
                                    PRESIDENT
                         ASCENDANT CAPITAL PARTNERS, LLC
                          1235 WESTLAKES DR., SUITE 130
                                BERWYN, PA 19312
                                 (610) 993-9999
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    COPY TO:
                              TODD CIPPERMAN, ESQ.
                               CIPPERMAN & COMPANY
                          1905 GENERAL ALEXANDER DRIVE
                                MALVERN, PA 19355

                            CALCULATION OF FILING FEE
                            -------------------------

ACP Advantage Strategic Opportunities Fund, A Series of ACP Funds Trust ("The Trust")
Transaction Valuation: $ 219,370.27 (a)     Amount of Filing Fee: $ 43.87 (b)

ACP Adviser Strategic Opportunities Fund, A Series of ACP Funds Trust ("The Trust")
Transaction Valuation: $ 157,150.69(a)      Amount of Filing Fee: $ 31.43 (b)

ACP Institutional Strategic Opportunities Fund, A Series of ACP Funds Trust ("The Trust")
Transaction Valuation: $ 298,912.05 (a)     Amount of Filing Fee: $ 59.78 (b)

Total Filing Fee: $135.08

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for 25% percent of each Fund's outstanding shares of beneficial interest is based on the total net asset value of each Fund's outstanding shares of beneficial interest as of November 30, 2005.

(b) Calculated at $200.00 per $1,000,000 of the Transaction Valuation.

      |_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
                              ---------------------------------------

      Form or Registration No.:           Schedule TO
                               --------------------------------------

      Filing Party: ACP Funds Trust
                   --------------------------------------------------

      Date Filed:         January 9, 2006
                 ----------------------------------------------------

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Funds Trust, a Delaware Statutory Trust (the "Issuer"), to purchase up to 25% of the shares of beneficial interest ("Shares") in the following Funds: ACP Advantage Strategic Opportunities Fund , ACP Adviser Series Strategic Opportunities Fund, and ACP Institutional Strategic Opportunities Fund, each of which is a series of the Issuer, as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on January 31, 2006, unless extended (the "Expiration Date"). The Issuer is offering to purchase Shares, without interest, net to the participating shareholders ("Shareholders") in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated January 9, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

      This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements are included in the Issuer's annual report dated December 31, 2004, which was filed on EDGAR on Form N-CSR on March 11, 2005, and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)         Form of Offer to Purchase

(a)(1)(ii)        Form of Letter of Transmittal

(a)(1)(iii) Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)         Form of Letter to Financial Intermediaries

(a)(1)(vi)        Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2006           ACP Funds Trust

                           By:  /s/ Gary E. Shugrue
                              ---------------------

                           Name: Gary E. Shugrue
                           President

                                TABLE OF CONTENTS

I. SUMMARY TERM SHEET

II. REPURCHASE OFFER TERMS

      1. THE REPURCHASE OFFER

      2. EXPIRATION DATE

      3. NET ASSET VALUE DETERMINATION DATE

      4. NET ASSET VALUE

      5. PAYMENT FOR REPURCHASED SHARES

      6. INCREASE IN AMOUNT OF SHARES REPURCHASED; PRO RATA REPURCHASES

      7. WITHDRAWAL RIGHTS

      8. SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER

      9. CERTAIN INFORMATION ABOUT THE FUNDS

      10. TAX CONSEQUENCES

      11. REPURCHASE FEES

      12. PROPER FORM OF REPURCHASE REQUEST DOCUMENTS

            A. PROPER PRESENTATION OF SHARES FOR REDEMPTION

            B. SIGNATURE GUARANTEES AND METHOD OF DELIVERY

            C. DETERMINATION OF VALIDITY

      13. RECOMMENDATIONS

      14. SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE REPURCHASE OFFER

      15. CERTAIN LEGAL MATTERS

      16. SHARES OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

--------------------------------------------------------------------------------
                                 ACP FUNDS TRUST
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               SUMMARY TERM SHEET
--------------------------------------------------------------------------------

                   ACP FUNDS TRUST OFFER TO PURCHASE FOR CASH
 UP TO 25% OF THE SHARES OF EACH OF THE FOLLOWING FUNDS: ACP ADVANTAGE STRATEGIC
     OPPORTUNITIES FUND, ACP ADVISER STRATEGIC OPPORTUNITIES FUND, AND ACP
                  INSTITUTIONAL SERIES FUND AT NET ASSET VALUE

                               SUMMARY TERM SHEET

ACP Funds Trust (the "Trust") is offering to repurchase up to 25% of the Shares of each of the Trust's Series: ACP Advantage Strategic Opportunities Fund, ACP Adviser Strategic Opportunities Fund, and ACP Institutional Strategic Opportunities Fund (each a "Fund"; together, the "Funds") pursuant to tenders by shareholders in the Funds' shares ("Shares") issued and outstanding as of January 31, 2006 (the "Expiration Date"). The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares of a Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). You will be receiving with this Summary Term Sheet, the Offer to Purchase dated January 9, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the "Repurchase Offer"). Shareholders are subject to a minimum one-year "lock-up" period during which time a Shareholder is not able to participate in any repurchase offer. Consequently, Shareholders will not be able to participate in the Repurchase Offer if their Shares are subject to the "lock-up" time period.

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Shares in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer. Please read and carefully review the Offer to Purchase dated January 9, 2006 and related documents prior to making a decision regarding the Repurchase Offer. You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern Time on January 31, 2006, unless extended (the "Expiration Date").

All tenders of Shares for repurchase must be received in proper form by the Fund's transfer agent, PFPC Trust Company (the "Transfer Agent") by the Expiration Date.

WHAT IS THE REPURCHASE OFFER?

The Repurchase Offer is an opportunity to redeem your Shares at net asset value in exchange for cash.

The main components of the Repurchase Offer include:

a) the repurchase of Shares at net asset value of such Shares as determined on the Net Asset Value Determination Date; and

b) payment of the Repurchase Price for every Share tendered and accepted, in cash, without interest in exchange for the repurchase by the Fund of your Shares.

A Fund will repurchase tendered Shares on a pro rata basis in the event that Shareholders tender more than 25% of the Fund's Shares or the Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

IS THIS REPURCHASE OFFER THE ONLY WAY I CAN SELL MY SHARES?

No. You will be able to sell your Shares in future repurchase offers, as described in your Fund's Confidential Private Placement Memorandum, the Statements of Additional Information, and the Declaration of Trust dated as of April 1, 2003 (the "Declaration of Trust").

WHAT ACTION MUST I TAKE IF I DECIDE NOT TO SUBMIT MY SHARES FOR REPURCHASE IN THE REPURCHASE OFFER?

None.

WHAT IS THE PURCHASE PRICE FOR SHARES IN THE REPURCHASE OFFER AND HOW IS IT CALCULATED?

The Repurchase Price is an amount equal to the net asset value of a Shareholder's Shares properly tendered and accepted by a Fund as of the Net Asset Value Determination Date. A Shareholder may expect to receive the Repurchase Price in cash.

The initial calculation of a Fund's net asset value on the Net Asset Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Declaration of Trust. A Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by a Fund.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of a Shareholder's Shares on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Determination Date.

HOW DO I SUBMIT SHARES FOR REDEMPTION IF I WANT TO PARTICIPATE IN THE REPURCHASE OFFER?

You should review the Offer to Purchase before making your decision to submit Shares for redemption. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal. These materials must be received by the Transfer Agent, in proper form, by the Expiration Date.

Participating Shareholders should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate. A Fund is under no obligation to notify Shareholders of any errors or incomplete information in their submission. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

WHY ARE FUNDS MAKING THE REPURCHASE OFFER?

The Funds are making the Repurchase Offer to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange. Shareholders can offer all or a portion of their Shares for repurchase only during a Fund's repurchase offers.

DOES MANAGEMENT ENCOURAGE SHAREHOLDERS TO PARTICIPATE IN THE REPURCHASE OFFER, AND WILL MANAGEMENT PARTICIPATE IN THE REPURCHASE OFFER?

None of the Funds, its Board of Trustees, its officers, the Transfer Agent or Ascendant Capital Partners, LP, the Fund's investment manager (the "Investment Manager") is making any recommendation to participate or not participate in the Repurchase Offer. The Funds have been advised that no member of the Board of Trustees, any officers, or the Investment Manager intends to participate in the Repurchase Offer. Each of the Funds invests substantially all its assets in ACP Strategic Opportunities Fund II, LLC (the "Master Fund"), which is conducting a contemporaneous offer to purchase up to 25% of its issued and outstanding beneficial interests at net asset value. The Investment Manager also serves as investment manager for the Master Fund.

WHAT SHOULD I CONSIDER IN MAKING A DECISION TO PARTICIPATE IN THE REPURCHASE OFFER?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer. You should also consider that the Funds intend to make future repurchase offers so there would be additional opportunities besides this Repurchase Offer.

The Funds do not charge a special handling or processing fee for repurchases. However, any applicable repurchase fee or transaction fee charged by a broker, commercial bank, trust company, retirement plan trustee or other nominee that holds your Shares (collectively, "Financial Intermediaries"), could reduce the overall proceeds you receive for participation in the Repurchase Offer. You should also consider the tax consequences of participation in the Repurchase Offer, as the receipt of the redemption proceeds generally is a taxable transaction. You are encouraged to consult with your tax advisor regarding the tax implications of participating in the Repurchase Offer. Please refer to
Section 10 of the Repurchase Offer Terms for more information.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Shares may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Determination Date.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by a Fund to the Shareholder unless and until such Shares are repurchased. You should also note that although the Repurchase Offer expires on January 31, 2006, you remain a Shareholder in your Fund with respect to your tendered Shares that are accepted for purchase through March 31, 2006, when the net asset value of your Shares is calculated.

IF I DECIDE NOT TO PARTICIPATE IN THE REPURCHASE OFFER, HOW WILL THAT AFFECT THE SHARES THAT I OWN?

The purchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in a Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in a Fund's aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. If a Fund's aggregate assets are reduced, Shareholders that do not tender Shares will bear higher costs to the extent that certain expenses borne by a Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. In order to pay for Shares and portions of Shares purchased pursuant to this Repurchase Offer, a Fund may liquidate portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

WILL I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE REPURCHASE OFFER?

You will not pay fees or commissions to a Fund in order to participate in the Repurchase Offer. However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Transfer Agent.

MAY I WITHDRAW MY SHARES AFTER I HAVE SUBMITTED THEM FOR REPURCHASE AND, IF SO, BY WHEN?

Yes, you may withdraw your Shares at any time prior to 12:00 midnight Eastern Time on January 31, 2006. A notice of withdrawal of Shares submitted in the Repurchase Offer must be timely received by the Transfer Agent and the notice must specify the name of the Shareholder who submitted the Shares in the Repurchase Offer, the number of Shares being withdrawn and the name of the registered owner, if different from the person who submitted the Shares in the Repurchase Offer. Withdrawn Shares can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit a Shareholder to rescind such Shareholder's tender of Shares.

MAY I PLACE CONDITIONS ON MY PARTICIPATION IN THE REPURCHASE OFFER?

No.

IS THERE A LIMIT ON THE NUMBER OF SHARES I SUBMIT IN THE REPURCHASE OFFER?

No. However, a Shareholder who tenders less than 90% of his or her Shares for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. If a Shareholder tenders an amount that would cause the Shareholder's account balance to fall below $25,000, a Fund reserves the right to reduce the amount to be purchased from the Shareholder so that the required minimum balance is maintained. Shareholders who tender 90% or more of their Shares will be deemed to have liquidated their investment. Please refer to Section 5 of the Repurchase Offer Terms for more information.

IS MY PARTICIPATION IN THE REPURCHASE OFFER A TAXABLE TRANSACTION FOR U.S. FEDERAL INCOME TAX PURPOSES?

In general, a Shareholder who tenders all Shares held, or Shares considered to be held under certain attribution rules of the U.S. Internal Revenue Code, will be treated as having sold its Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares, the Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. Please refer to Section 10 of the Repurchase Offer Terms for more information. Shareholders should also consult their tax advisor to discuss their individual circumstances.

MAY THE REPURCHASE OFFER BE EXTENDED?

The Expiration Date is at 12:00 midnight Eastern Time on January 31, 2006, unless extended. A Fund may extend the period of time the Repurchase Offer is open. Shareholders will be notified of any such extension in writing at the Shareholder's address of record, no later than five business days after the previously scheduled Expiration Date.

IS A FUND REQUIRED TO COMPLETE THE REPURCHASE OFFER AND REDEEM ALL SHARES VALIDLY SUBMITTED IN THE REPURCHASE OFFER UP TO THE MAXIMUM OF THE AMOUNT OF THE REPURCHASE OFFER?

Under most circumstances, yes. There are certain circumstances, however, in which a Fund will not be required to redeem any Shares properly submitted for repurchase, as described in Section 8 of the Repurchase Offer Terms.

IS THERE ANY REASON SHARES SUBMITTED IN THE REPURCHASE OFFER WOULD NOT BE ACCEPTED?

Shareholders are subject to a minimum one-year "lock-up" period during which time the Shareholder is not able to participate in any repurchase offer by a Fund. Consequently, Shareholders will not be able to participate in the Repurchase Offer if their Shares are subject to the "lock-up" time period. A Fund will reject all requests to tender Shares that are subject to the lock-up time period.

In addition to those circumstances described in 8 of the Repurchase Offer Terms in which a Fund is not required to accept Shares submitted for repurchase, a Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer it determines by it not to be in appropriate form. The Repurchase Offer is not conditioned upon submission of a minimum number of Shares.

A Fund will repurchase tendered Shares on a pro rata basis in the event that Shareholders tender more than 25% of the Fund's Shares or the Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

HOW WILL SHARES SUBMITTED IN THE REPURCHASE OFFER BE ACCEPTED FOR REPURCHASE?

A Fund will accept for repurchase Shares properly submitted in the Repurchase Offer. These submitted Shares will thereafter be cancelled by the Transfer Agent.

HOW DO I OBTAIN ADDITIONAL INFORMATION?

Questions and requests for assistance should be directed to the Ascendant Capital Partners, LP at (610) 993-9999 x1000. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should also be directed to the Transfer Agent.

The Letter of Transmittal should be sent to the Transfer Agent at the following address:

                               PFPC Trust Company
                                Attn: Herb Bracy
                              103 Bellevue Parkway
                              Wilmington, DE 19809
                                 (302) 791-2595

--------------------------------------------------------------------------------
                                 ACP FUNDS TRUST

--------------------------------------------------------------------------------
                            REPURCHASE OFFER TERMS

--------------------------------------------------------------------------------
                                 JANUARY 9, 2006

--------------------------------------------------------------------------------

1. THE REPURCHASE OFFER. ACP Funds Trust (the "Trust") is offering to repurchase up to 25% of the Shares of each of the Trust's Series: ACP Advantage Strategic Opportunities Fund, ACP Adviser Strategic Opportunities Fund, and ACP Institutional Strategic Opportunities Fund (each a "Fund"; together, the "Funds" ) pursuant to tenders by shareholders (each, a "Shareholder"; together, the "Shareholders") of each Fund's shares ("Shares") issued and outstanding as of the January 31, 2006 (the "Expiration Date"). The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). A Shareholder may expect to receive the Repurchase Price in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated January 9, 2006 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer"). Shareholders are subject to a minimum one-year "lock-up" period during which time the Shareholder is not able to participate in any repurchase offer by A Fund. Consequently, Shareholders will not be able to participate in the Repurchase Offer if their Shares are subject to the "lock-up" time period.

A Fund will not pay interest to participating Shareholders for Shares redeemed, regardless of any delay in payment. Participating Shareholders will not be obligated to pay any fees in connection with their request to redeem Shares. However, a participating Shareholder may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the "Financial Intermediary") for participating Shares held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not redeemable daily for cash nor are they traded on a stock exchange. The offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

As of November 30, 2005, ACP Advantage Strategic Opportunities Fund had 74,645.779 Shares outstanding with an aggregate net asset value of $877,481.09; ACP Adviser Strategic Opportunities Fund had 53,940.060 Shares outstanding with an aggregate net asset value of $628,602.79; and ACP Institutional Strategic Opportunities Fund had 102,041.474 Shares outstanding with an aggregate net asset value of $1,195,648.22. Shareholders can obtain the current net asset value of their Shares during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

The Funds will mail materials for the Repurchase Offer on or about January 9, 2006 to Shareholders who are record holders as of December 31, 2005.

There is no principal market for the Shares. The high and low net asset value for a Share for each quarter during the past two years (or since inception if less than two years) is as follows:

ACP Advantage Strategic Opportunities Fund:
                            ----------------------------------------------------
                                     HIGH                      LOW
--------------------------------------------------------------------------------
THIRD QUARTER 2005                  11.7211                  11.5839
--------------------------------------------------------------------------------
SECOND QUARTER 2005                 11.3013                  10.9927
--------------------------------------------------------------------------------
FIRST QUARTER 2005                  11.2752                  11.1460
--------------------------------------------------------------------------------
FOURTH QUARTER 2004                 11.2867                  10.9426
--------------------------------------------------------------------------------
THIRD QUARTER 2004                  10.8920                  10.7149
--------------------------------------------------------------------------------
SECOND QUARTER 2004                 10.8180                  10.7661
--------------------------------------------------------------------------------
FIRST QUARTER 2004                  10.8798                  10.7331
--------------------------------------------------------------------------------
FOURTH QUARTER 2003                 10.6623                  10.3936
--------------------------------------------------------------------------------

ACP Adviser Strategic Opportunities Fund:
                            ----------------------------------------------------
                                     HIGH                      LOW
--------------------------------------------------------------------------------
THIRD QUARTER 2005                  11.6105                  11.4657
--------------------------------------------------------------------------------
SECOND QUARTER 2005                 11.1822                  10.8687
--------------------------------------------------------------------------------
FIRST QUARTER 2005                  11.1380                  11.0064
--------------------------------------------------------------------------------
FOURTH QUARTER 2004                 11.1437                  10.7959
--------------------------------------------------------------------------------
THIRD QUARTER 2004                  10.7415                  10.5603
--------------------------------------------------------------------------------
SECOND QUARTER 2004                 10.6555                  10.6555
--------------------------------------------------------------------------------
FIRST QUARTER 2004                  10.7034                  10.5510
--------------------------------------------------------------------------------
FOURTH QUARTER 2003                 10.4772                  10.2052
--------------------------------------------------------------------------------

ACP Institutional Strategic Opportunities Fund:
                            ----------------------------------------------------
                                     HIGH                      LOW
--------------------------------------------------------------------------------
THIRD QUARTER 2005                  11.6645                  11.5105
--------------------------------------------------------------------------------
SECOND QUARTER 2005                 11.2228                  10.9009
--------------------------------------------------------------------------------
FIRST QUARTER 2005                  11.1603                  11.0252
--------------------------------------------------------------------------------
FOURTH QUARTER 2004                 11.1438                  10.7960
--------------------------------------------------------------------------------
THIRD QUARTER 2004                  10.7416                  10.5604
--------------------------------------------------------------------------------
SECOND QUARTER 2004                 10.6556                  10.6004
--------------------------------------------------------------------------------
FIRST QUARTER 2004                  10.7034                  10.5510
--------------------------------------------------------------------------------
FOURTH QUARTER 2003                 10.4772                  10.2052
--------------------------------------------------------------------------------

2. EXPIRATION DATE. All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Funds' transfer agent, PFPC Trust Company (the "Transfer Agent"), on or before 12:00 midnight Eastern Time on the Expiration Date. Requests to tender Shares submitted to the Transfer Agent must be sent to the addresses specified in the Letter of Transmittal.

3. NET ASSET VALUE DETERMINATION DATE. The value of the Shares tendered in this Repurchase Offer will likely change between January 31, 2006 (the "Expiration Date") and March 31, 2006 (the "Net Asset Value Determination Date"), when the value of the Shares tendered to a Fund will be determined to calculate the Repurchase Price. The Repurchase Price will be the net asset value of the Shares as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date (the "Repurchase Price").

The initial publication of a Fund's month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in a Fund's Confidential Private Placement Memorandum, the Statement of Additional Information, and the Declaration of Trust. The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit a Shareholder to rescind such Shareholder's tender of Shares.

SHAREHOLDERS ARE ENCOURAGED TO OBTAIN CURRENT QUOTATIONS OF THE FUND'S NET ASSET VALUE PRIOR TO MAKING A DECISION REGARDING THIS OFFER.

4. NET ASSET VALUE. Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of a Shareholder's Share can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. A Fund's net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

5. PAYMENT FOR REPURCHASED SHARES. Generally, a Shareholder will receive an initial payment ("Initial Payment") in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Share. A Shareholder that tenders a partial Share, which is 90% or more of the Shareholder's Shares, and such tender is accepted by a Fund, will be deemed to have liquidated such Shareholder's investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date. The

Initial Payment will be made as of the later of (a) 30 days after the Net Asset Value Determination Date, or (b) if a Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the "Master Fund") in order to fund the repurchase of Shares, within 10 business days after a Fund has received at least 95% of the aggregate amount withdrawn by such Fund from the Master Fund..

The second and final payment (the "Contingent Payment") is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of a Fund's financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of a Fund's financial statements will be completed within 60 days after the end of the fiscal year of a Fund and that the Contingent Payment will be made promptly after the completion of the audit. Shareholders whose Shares will be liquidated because they tendered 90% or more of their Shares will receive a Contingent Payment.

A Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Promptly after the Expiration Date, Shareholders whose Shares are accepted by a Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by that Fund representing that Fund's obligation to pay for repurchased Shares.

Although a Fund will attempt to make payment for Shares promptly, as described below, that Fund may be delayed in making payment as a result of circumstances beyond that Fund's control. A Fund will not pay interest on the repurchase proceeds, regardless of any delay in that Fund's making payment for Shares.

A Fund will have accepted for payment Shares validly submitted for repurchase and not withdrawn, when that Fund gives oral or written notice to the Transfer Agent of that Fund's acceptance for payment of such Shares pursuant to the Repurchase Offer.

A Fund will repurchase tendered Shares with cash.

6. INCREASE IN AMOUNT OF SHARES REPURCHASED; PRO RATA REPURCHASES If Shareholders tender for repurchase more than 25% of outstanding Shares of a Fund, such Fund may (but is not obligated to) increase the outstanding Shares that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date. The Fund may increase the outstanding Shares to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Shares tendered for repurchase exceeds 25% of outstanding Shares, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. Additionally, a Fund will repurchase tendered Interests on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in the Master Fund in order to repurchase tendered Interests for cash. There can be no assurance that a Fund will be able to repurchase all the Shares tendered, even if a Shareholder's entire position in Shares was tendered. In the event of an oversubscribed

Repurchase Offer, Shareholders may be unable to liquidate all of their Shares at the Repurchase Price. Shareholders may have to wait until a subsequent repurchase offer to tender the Shares that a Fund was unable to repurchase, and Shareholders would be subject to the risk of net asset value fluctuations during that time.

In addition, a Shareholder who tenders for repurchase less than 90% of the Shareholder's investment in Shares will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. A Fund maintains the right to reduce the amount of Shares tendered for repurchase so that the required minimum balance is maintained. A Fund will promptly notify the Shareholder if his or her tender of Shares would reduce the Shareholder's balance to less than $25,000. Shareholders who tender 90% or more of their Shares will be deemed to have liquidated their investment. Please refer to Section 5 above, for more information.

A Fund may reject all or part of a tender if, among other reasons, a Fund's Investment Manager determines that it would be in the best interest of a Fund to do so.

7. WITHDRAWAL RIGHTS. Shares tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Shares tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Transfer Agent at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. (See Instruction 1 of the Letter of Transmittal.)

Shares may be submitted again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Shares for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit a Shareholder to rescind such Shareholder's tender of Shares.

8. SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Trust's Board of Trustees (the "Board of Trustees") expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Transfer Agent. Shareholders will be notified of any such extension in writing at the Shareholder's address of record, no later than five business days after the previously scheduled Expiration Date. If the Board of Trustees makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, a Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and
Section 13(e)(4) under the Securities Exchange Act of 1934, as amended. During any extension, all Shares previously submitted for redemption and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Shareholder's right to withdraw such Shareholder's Shares. The Board of Trustees may cancel the Repurchase Offer or postpone the acceptance of Shares if:

      (a) a Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with that Fund's investment objective and policies in order to purchase Shares tendered pursuant to the Repurchase Offer;

      (b) there is, in the judgment of the Board of Trustees, any

            (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting a Fund,

            (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to a Fund,

            (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions,

            (iv) suspension of trading on any organized exchange or over-the-counter market where a Fund has a material investment,

            (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to a Fund,

            (vi) material decrease in the net asset value of a Fund from the net asset value of a Fund as of commencement of the Repurchase Offer, or

            (vii) other event or condition that would have a material adverse effect on a Fund or its Shareholders if Shares tendered pursuant to the Repurchase Offer were purchased; or

      (c) the Board of Trustees determines that it is not in the best interest of a Fund to purchase Shares pursuant to the Repurchase Offer.


However, there can be no assurance that a Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

9. CERTAIN INFORMATION ABOUT THE TRUST AND THE FUNDS. The Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. Each Fund is a series of the Trust. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust. Each of the Funds invests substantially all its assets in the Master Fund, which is conducting a contemporaneous offer to purchase up to 25% of its issued and outstanding beneficial interests at net asset value (the "Master Fund Repurchase Offer"). The Investment Manager also serves as investment manager for the Master Fund.

None of the Funds, the Investment Manager or the Board has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving a Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of a Fund; (d) any change in the identity of the Funds' Board, or the management of a Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board or to fill any existing vacancy on the Board; (e) a sale or transfer of a material amount of assets of a Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer or in connection with ordinary portfolio transactions of a Fund); (f) any other material change in a Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of a Fund by any person.

10. TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by a Fund from Shareholders pursuant to the Repurchase Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Shares by a Fund pursuant to the Repurchase Offer.

In general, a Shareholder who tenders all Shares held, or Shares considered to be held under certain attribution rules of the U.S. Internal Revenue Code, will be treated as having sold its Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares, the Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In this case, there is a remote risk that non-tendering Shareholders will be treated as having received taxable distributions from the Fund. Likewise, if the Fund redeems some but not all of the Shares held by a Shareholder, and the Shareholder is treated as having received a taxable dividend upon such redemption, there is a remote risk that the non-redeeming Shareholders will be treated as having received taxable distributions from the Fund. To the extent that the Fund recognizes net gains on the liquidation of its investments to meet such tenders of Shares, the Fund will be required to make additional distributions to its Shareholders.

11. REPURCHASE FEES. No fee or commission is payable by you to a Fund in order to participate in the Repurchase Offer. However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Transfer Agent.

12. PROPER FORM OF REPURCHASE REQUEST DOCUMENTS.

      A.    PROPER PRESENTATION OF SHARES FOR REDEMPTION

For a Shareholder to properly submit Shares pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Transfer Agent by the Expiration Date. LETTERS OF TRANSMITTAL SHOULD NOT BE SENT OR DELIVERED TO THE FUNDS.

The acceptance by a Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and that Fund subject to the conditions and terms of the Repurchase Offer.

      B.    SIGNATURE GUARANTEES AND METHOD OF DELIVERY

All signatures must be guaranteed unless ALL of the following conditions apply:

o The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND

o There is no change of registration for the Shares that the Shareholder will continue to hold, AND

o The payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for redemption must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for redemption are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted. "Satisfactory" evidence is in the sole discretion of a Fund.

      C.    DETERMINATION OF VALIDITY

      All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by each Fund, in its sole discretion, and that determination will be final and binding. A Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful. A Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s). A Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as a Fund shall determine. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Neither any Fund, the Transfer Agent, the Investment Manager nor any other person is obligated to give notice of any defects or irregularities in repurchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder. In all cases, sufficient time should be allowed to ensure timely delivery.

13. RECOMMENDATIONS. The Repurchase Offer has been unanimously approved by the Board of Trustees. However, neither the Funds, the Investment Manager, nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Shares for redemption. The Repurchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Shareholder's investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of a Fund as to whether Shareholders should tender Shares pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by a Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Funds have been advised that no member of the Board of Trustees, affiliate of the Fund, or the Investment Manager will participate in the Repurchase Offer or the Master Fund Repurchase Offer.

14. SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE REPURCHASE OFFER. The actual cost of the Repurchase Offer cannot be determined at this time because the number of Shares to be repurchased will depend on the number of Shares submitted for redemption and the Repurchase Price will be determined on the Net Asset Determination Date. The total cost to a Fund of repurchasing 25% of its issued and outstanding Shares pursuant to the Repurchase Offer would be approximately based on the net asset value of all Shares in that Fund as of November 30, 2005. However, the total number of Shares issued and outstanding as of the Expiration Date may be higher than the number of Shares issued and outstanding on November 30, 2005. Repurchased Shares will be retired, resulting in a reduction in a Fund's aggregate net asset value. However, a Fund may issue new Shares upon additional subscriptions from current Shareholders or new subscriptions by new Shareholders.

The Funds have the resources necessary to make payment for Shares submitted for repurchase in the Repurchase Offer since the Funds will liquidate interests held in the Master Fund pursuant to the Master Fund Repurchase Offer to meet redemption requests. A Fund does not currently intend to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, a Fund reserves the right to do so, in its sole discretion, as disclosed in that Fund's Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust. Each Fund will bear the costs and expenses of the Repurchase Offer.

The repurchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in a Fund of non-participating Shareholders and reducing the net assets of a Fund. The reduced net assets of a Fund as a result of the Repurchase Offer will result in a higher expense ratio for that Fund, subject to the Fund's expense limitation, as described in the Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust. In addition, the net asset value of the Shares may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by a Fund accompanying the liquidation of portfolio securities for cash.

15. CERTAIN LEGAL MATTERS. The Funds are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to a Shareholder's decision whether to participate in the Purchase Offer.

A Fund's obligations under the Repurchase Offer to accept payment and pay for Shares are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will redemption requests be accepted from or on behalf of) holders of Shares in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. A Fund reserves the right to exclude Shareholders in any jurisdiction in which the Repurchase Offer cannot lawfully be made. So long as that Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Shareholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

16. SHARES OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS
CONCERNING SHARES. As of November 30, 2005, no Trustee, executive officer, or control person of the Funds held any Shares. During the 60 days prior to the Repurchase Offer, neither the Funds nor, to the best of the Funds' knowledge, any of the Fund's Directors, officers, affiliates or associates effected any transaction in Shares. Certain trustees, executive officers and control persons own interests in the Master Fund.

Neither the Funds nor, to the best of the Funds' knowledge, any of the Funds' Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Funds. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. The Funds have been advised that no member of the Board of Trustees, any officers, or the Investment Manager intends to participate in the Repurchase Offer.


Dated: January 9, 2006

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)         Form of Offer to Purchase

(a)(1)(ii)        Form of Letter of Transmittal

(a)(1)(iii) Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares held by Shareholders

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)         Form of Letter to Financial Intermediaries

(a)(1)(vi)        Form of Instructions from Clients of Financial Intermediaries

EXHIBIT (a)(1)(i)

                                 ACP FUNDS TRUST
                         1235 WESTLAKES DRIVE, SUITE 130
                                BERWYN, PA 19312
                              (610) 993-9999 X1000

                   ACP FUNDS TRUST OFFER TO PURCHASE FOR CASH
 UP TO 25% OF THE SHARES OF EACH OF THE FOLLOWING FUNDS: ACP ADVANTAGE STRATEGIC
     OPPORTUNITIES FUND, ACP ADVISER STRATEGIC OPPORTUNITIES FUND, AND ACP
                           INSTITUTIONAL SERIES FUND
                               AT NET ASSET VALUE

--------------------------------------------------------------------------------

     ALL REQUESTS TO HAVE SHARES REPURCHASED MUST BE RECEIVED BY PFPC TRUST
                      COMPANY IN PROPER FORM NO LATER THAN
                12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED

--------------------------------------------------------------------------------

January 9, 2006

Dear Shareholder:

This notice is to inform you about the offer by ACP Funds Trust (the "Trust") to repurchase up to 25% of the outstanding shares (the "Shares") of beneficial interest of each of ACP Advantage Strategic Opportunities Fund, ACP Adviser Strategic Opportunities Fund, and ACP Institutional Series Fund (each, a "Fund"; together, the "Funds") pursuant to tenders by shareholders in the Funds (each, a "Shareholders"; together, the "Shareholders"). Each of the Funds is a series of the Trust. IF YOU DESIRE TO TENDER ALL OR A PORTION OF YOUR SHARES IN A FUND, YOU MUST DO SO BY 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006, unless extended (the "Expiration Date"), upon the terms and conditions contained in the Offer to Purchase and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the "Repurchase Offer"). Shareholders are subject to a minimum one-year "lock-up" period during which time the Shareholder is not able to participate in any repurchase offer. Consequently, Shareholder will not be able to participate in the Repurchase Offer if their Shares are subject to the "lock-up" time period.

The Repurchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange. Shareholders can offer all or a portion of their Shares for repurchase only during one of the Fund's repurchase offers. IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR SHARES AT THIS TIME, YOU DO NOT HAVE TO DO ANYTHING AND CAN DISREGARD THIS NOTICE. We will contact you prior to the next repurchase offer.

The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares of a Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). A Shareholder may expect to receive the Repurchase Price in cash, without interest. Shareholders should realize that the value of the Shares tendered in this Repurchase Offer likely will change between January 31, 2006 and March 31, 2006 (the date when the value of the Shares tendered for repurchase will be determined). Shareholders tendering their Shares should also note that they will remain Shareholders in their applicable Fund, with respect to their Shares tendered and accepted for purchase by the Funds, through March 31, 2006. Any tendering Shareholders who wish to obtain the estimated net asset value of their Shares should contact the Investment Manager, Ascendant Capital Partners, LP, at the number provided below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

IF YOU WISH TO SELL ALL OR A PORTION OF YOUR SHARES DURING THIS TENDER PERIOD, YOU CAN DO SO IN ONE OF THE FOLLOWING WAYS:

1. If your Shares are held in your own name (please refer to your account statement), you can COMPLETE THE ATTACHED LETTER OF TRANSMITTAL AND RETURN IT TO THE FUNDS' TRANSFER AGENT, PFPC TRUST COMPANY, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (12:00 midnight Eastern time on January 31, 2006, unless extended).

2. If your Shares are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee, or other nominee (collectively, "Financial Intermediary"), you should contact your Financial Intermediary to tender such Shares. The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Trust's Board of Trustees unanimously approved the Repurchase Offer. However, neither the Trust, the Investment Manager, nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their own financial and tax advisors and make their own decision whether or not to tender Shares for redemption. If you have any questions, contact your financial advisor or you can call Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Sincerely,


ACP Funds Trust

EXHIBIT (a)(1)(ii)

--------------------------------------------------------------------------------

                              LETTER OF TRANSMITTAL

        TO ACCOMPANY REPURCHASE REQUEST OF SHARES OF BENEFICIAL INTEREST
                                       OF

                           --------------------------
                                 [NAME OF FUND]

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     ALL REQUESTS TO HAVE SHARES REPURCHASED MUST BE RECEIVED BY PFPC TRUST COMPANY IN PROPER FORM NO LATER THAN 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31,
                 2006, UNLESS THE OFFER TO PURCHASE IS EXTENDED

--------------------------------------------------------------------------------

To: Shareholder

The person(s) signing this Letter of Transmittal ("Signor") elects to participate in the Offer to Purchase and requests the repurchase by _________________ (the "Fund") of the shares of beneficial interest (the "Shares") of the Fund in exchange for the Repurchase Price (defined below) for the Shares tendered and accepted, in cash. The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006 (the "Net Asset Value Determination Date"). This Letter of Transmittal is subject to the terms and conditions described in the Offer to Purchase dated January 9, 2006. Receipt of the Offer to Purchase is acknowledged by the Signor. The Offer to Purchase and this Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer").

The Signor recognizes that there may be expenses associated with participation in the Repurchase Offer. A participating Shareholder may be charged a fee for assistance in transmitting the required documentation by the Shareholder's broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, "Financial Intermediary").

Subject to, and effective upon, acceptance for payment of, or payment for, Shares presented for repurchase by the Signor in accordance with the terms and subject to the conditions of the Repurchase Offer (including, if the Repurchase Offer is extended or amended, the terms or conditions of any extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all of the Shares that are being presented for redemption as described in "Shares Tendered for Repurchase" that may be purchased by a Fund pursuant to the Repurchase Offer (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Net Asset Value Determination Date) and the Signor irrevocably constitutes and appoints the Fund's transfer agent, PFPC Trust Company (the "Transfer Agent") as the true and lawful agent and attorney-in-fact of the Signor with respect to such Shares (and any such dividends, distributions, other Shares, or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the succeeding paragraph, all in accordance with the terms and conditions set forth in the Repurchase Offer.

The Signor hereby represents and warrants that: (a) the Signor has full power and authority to submit, sell, assign and transfer the Shares submitted for repurchase (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Net Asset Value Determination Date); (b) when and to the extent the Fund accepts the Shares for repurchase, that Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances, or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents deemed by the Transfer Agent or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the submitted Shares (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Net Asset Value Determination Date); and (d) the Signor has read and agreed to all of the terms of the Repurchase Offer.

The Signor recognizes that, under certain circumstances set forth in the Offer to Purchase, the Fund may terminate or amend the Repurchase Offer or may not be required to repurchase any of the Shares presented for redemption. The Signor understands that the Transfer Agent will cancel the repurchase request as to any Shares not repurchased by a Fund.

Each Shareholder must also complete the Instructions Form as a condition of participation in the Repurchase Offer.

The Signor understands that acceptance of Shares by the Fund for repurchase represents a binding agreement between the Signor and the Fund upon the terms and conditions of the Repurchase Offer.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the Signor and all obligations of the Signor under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the Signor.

Except as stated in the Offer to Purchase, the Signor's presentment of Shares for repurchase is irrevocable.

--------------------------------------------------------------------------------

         SIGNOR MUST PROVIDE THE INFORMATION REQUESTED IN THIS LETTER OF TRANSMITTAL. FAILURE TO FURNISH THE INFORMATION REQUESTED REGARDING ACCOUNT
  INFORMATION WILL RESULT IN AN INCOMPLETE REDEMPTION REQUEST, WHICH WILL MEAN
                         THE FUND CANNOT REPURCHASE THE
                                SHARES TENDERED.

--------------------------------------------------------------------------------

                    NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

        FORMING PART OF THE TERMS AND CONDITIONS OF THE REPURCHASE OFFER

--------------------------------------------------------------------------------

1. GUARANTEE OF SIGNATURES. No signature guarantee is required on this Letter of Transmittal if: (a) this Letter of Transmittal is signed by the registered holder(s) of Shares presented for redemption; (b) there is no change of registration for the Shares the Shareholder will continue to hold; and (c) the payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the Shareholder's account statement. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (defined below).

Signatures must be guaranteed by one of the following: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency (each an "Eligible Institution" and together, "Eligible Institutions"). A notary cannot provide a signature guarantee. Please note: if you request your funds to be sent via ACH to a bank account other than one that is already noted on your account, a signature guarantee is required.

2. DELIVERY OF LETTER OF TRANSMITTAL. A properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by this Letter of Transmittal should be mailed or delivered to the Transfer Agent at the appropriate address set forth herein and must be received by the Transfer Agent prior to 12:00 midnight Eastern time on January 31, 2006. Letters of Transmittal should NOT be sent or delivered to the Fund.

Delivery will be deemed made only when actually received by the Transfer Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause the Letter of Transmittal and any other documents required by this Letter of Transmittal to be delivered in accordance with the Repurchase Offer.

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE SHAREHOLDER PRESENTING SHARES FOR REDEMPTION. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The Letter of Transmittal should be sent to the Transfer Agent at the following address:

                               PFPC Trust Company
                                Attn: Herb Bracy
                              103 Bellevue Parkway
                              Wilmington, DE 19809
                                 (302) 791-2595

A Fund will not accept any alternative, conditional or contingent redemption requests.

3. INADEQUATE SPACE. If the space provided to respond to any of the questions below is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the Letter of Transmittal.

4. SIGNATURES ON LETTER OF TRANSMITTAL, AUTHORIZATIONS, AND ENDORSEMENTS. Signature(s) by registered holder(s) on this Letter of Transmittal must correspond EXACTLY with the name(s) in which the Shares are registered.

If any of the Shares presented for redemption are owned of record by two or more joint owners, all owners must sign this Letter of Transmittal. If any of the Shares presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act in such a fiduciary or representative capacity must be submitted.

5. TRANSFER TAXES ON SHARES. There are no transfer taxes related to the Repurchase Offer.

6. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Shares presented for redemption will be determined by the Fund, in its sole discretion, and the Fund's determination shall be final and binding. The Fund reserves the absolute right to reject any or all Shares presented for redemption determined not to be in appropriate form or to refuse to accept for payment, repurchase or pay for any Shares if, in the opinion of the Fund's counsel, accepting, repurchasing or paying for the Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer in whole or in part, or any defect in any redemption request, whether generally or with respect to any particular Share(s) or

Shareholder(s). The Fund's interpretations of the terms and conditions of the Repurchase Offer (including these instructions) shall be final and binding.

Neither the Funds, Ascendant Capital Partners, LP (the "Investment Manager"), the Transfer Agent, nor any other person is obligated to give any notice of defects or irregularities in redemption requests, and none of them shall incur any liability for failure to give any such notice, including without limitation, with respect to the Instructions form and necessary tax information.

7. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Investment Manager, by telephoning (610) 993-9999 x1000.

--------------------------------------------------------------------------------

                                    IMPORTANT
       THIS LETTER OF TRANSMITTAL BEARING ORIGINAL SIGNATURE(S), PROPERLY COMPLETED AND DULY EXECUTED, TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES
   AND ALL OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE TRANSFER AGENT NO
                         LATER THAN THE EXPIRATION DATE.

--------------------------------------------------------------------------------

          DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT
                          YOUR SHARES FOR REDEMPTION.

I. ACCEPTANCE OF THE REPURCHASE OFFER

THE REPURCHASE OFFER IS HEREBY ACCEPTED IN ACCORDANCE WITH ITS TERMS.

----------------------------------
NAME OF FUND

----------------------------------  -------------------------------
NAME OF REGISTERED SHAREHOLDER (S)  NAME OF REGISTERED SHAREHOLDER(S)
(Please Type or Print)              (Please Type or Print)

----------------------------------  -------------------------------
AUTHORIZED SIGNATURE                AUTHORIZED SIGNATURE

----------------------------------  -------------------------------
TAXPAYER IDENTIFICATION OR          TAXPAYER IDENTIFICATION OR
SOCIAL SECURITY NUMBER              SOCIAL SECURITY NUMBER

----------------------------------
DATE

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Fund statement or by person(s) authorized to become registered holder(s) by certificates and documents transmitted under this Letter of Transmittal.

If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, please provide the following information (see Instruction 4):

NAME
(Please Type or Print)
                                         -----------------------------------

CAPACITY (FULL TITLE)
(See Instruction 4)
                                         -----------------------------------

ADDRESS
                                         -----------------------------------

                                         -----------------------------------

DAYTIME TELEPHONE NUMBER
                                         -----------------------------------

II. GUARANTEE OF SIGNATURE(S)
    (See Instruction 1)

AUTHORIZED SIGNATURE
                                         -----------------------------------

NAME
(Please Type or Print)
                                         -----------------------------------
TITLE
                                         -----------------------------------
NAME OF FIRM
                                         -----------------------------------
ADDRESS
                                         -----------------------------------

                                         -----------------------------------
DAYTIME TELEPHONE NUMBER
                                         -----------------------------------

DATED
                                         -----------------------------------

III.     SHARES TENDERED FOR REPURCHASE
        (Please fill in ALL applicable information)

         Partial Tender    Please tender __________% of my Shares

         Dollar Amount     Please repurchase enough of my Shares so that I will
                           receive $____________.

         Full Tender       Please tender all of my Shares.

(PLEASE NOTE: You must retain a $25,000 minimum balance if tendering less than 90% of your Shares.)

IV. PAYMENT AND DELIVERY INSTRUCTIONS

PLEASE CHECK ONE OF THE OPTIONS LISTED BELOW AND PROVIDE ANY INFORMATION CORRESPONDING TO YOUR SELECTION.

NOTE: IF YOU INVEST THROUGH A FINANCIAL INTERMEDIARY, THAT FINANCIAL INTERMEDIARY MAY REQUIRE ALTERNATE PAYMENT AND DELIVERY INSTRUCTIONS, NOTWITHSTANDING YOUR REQUEST BELOW. CONTACT YOUR FINANCIAL INTERMEDIARY FOR MORE INFORMATION.

     MAIL A CHECK TO THE ADDRESS OF RECORD

     A check for the proceeds of repurchased Shares will be issued in the name of the registered Shareholder(s) and mailed to the address of record on the account.

     MAIL A CHECK TO AN ALTERNATIVE ADDRESS

     If alternative address is requested, please provide instructions here (signature(s) must be "guaranteed." See Instruction 1.

     ALTERNATIVE MAILING INSTRUCTIONS:
                                      ------------------------------------------
                                      ------------------------------------------
                                      ------------------------------------------

     SEND PROCEEDS VIA AUTOMATED CLEARING HOUSE (ACH) NETWORK TO THE EXISTING BANK INSTRUCTIONS ALREADY ON FILE.

     Proceeds will be sent via ACH to the bank instructions listed below.

     WIRING INSTRUCTIONS:           Bank Name:
                                              ----------------------------------
                                    ABA #:
                                          --------------------------------------
                                    Account Name:
                                                 -------------------------------
                                    Account #
                                             -----------------------------------
                                    For Further Credit to:
                                                          ----------------------

EXHIBIT (a)(1)(iii)

February 1, 2006

Dear Shareholder:

ACP Funds Trust has received and accepted for purchase your tender of all or a portion of your Shares in __________________________ (the "Fund").

Because you have tendered and the Fund has purchased all or a portion of your Shares, you have been paid a non-interest bearing, non-transferable note (the "Note") entitling you to receive an Initial Payment in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Interest. A Shareholder that tenders a partial Interest, which is 90% or more of the Shareholder's Shares, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) within 30 days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the "Master Fund") in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from the Master Fund.

The second and final payment (the "Contingent Payment") is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. Shareholders whose Shares will be liquidated because they tendered 90% or more of their Shares will receive a Contingent Payment.

The terms of the Note provide that the Balance Due, after payment of the Initial Payment, if any, will be determined and generally paid within approximately 60 days after the Net

Asset Value Determination Date. This amount will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled. You will remain a Shareholder of the Fund with respect to the portion of your interest in the Fund that you did not tender, if applicable.

Should you have any questions, please call your financial advisor or broker, or you can call Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Sincerely,


ACP Funds Trust

EXHIBIT (a)(1)(iv)

                                 PROMISSORY NOTE
               FOR THE OFFER TO PURCHASE FOR CASH UP TO 25% OF THE
             ISSUED AND OUTSTANDING UNITS OF BENEFICIAL INTEREST OF

                             -----------------------
                                 (NAME OF FUND)

Pursuant to the Repurchase Offer, dated January 9, 2006, of up to 25% of its units of beneficial interest ("Shares") in the net assets of ________________ (the "Fund") issued and outstanding as of January 31, 2006, 2005 (the "Expiration Date"), at a price equal to the net asset value of the Shares as of the close of regular trading session of The New York Stock Exchange on the Net Asset Value Determination Date upon the terms and conditions set for in the Repurchase Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the net asset value of the Shares tendered, determined as of the Net Asset Value Determination Date in accordance with the valuation policy of the Fund, as described in the Fund's Confidential Private Placement Memorandum, the Statement of Additional Information, and the Declaration of Trust.

This note entitles the Payee to receive an initial payment, valued in accordance with the Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust, in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Interest. A Shareholder that tenders a partial Interest, which is 90% or more of the Shareholder's Shares, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) within 30 days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the "Master Fund") in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from the Master Fund.

The second and final payment (the "Contingent Payment") is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. This amount will be paid to the Payee via ACH or Check, as per the instructions on the Payee's Letter of Transmittal or as per the settlement instructions of the Payee's Financial Intermediary. Shareholders whose Shares will be liquidated because they tendered 90% or more of their Shares will receive a Contingent Payment.

Both the Initial Payment and Contingent Payment hereunder shall be paid in cash, PROVIDED, HOWEVER, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase proceeds by a distribution of portfolio securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Shareholders of the Fund, or such other reasons as provided for in the Fund's Confidential Private Placement Memorandum, the Statement of Additional Information, and the Declaration of Trust, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

Both the Initial Payment and Balance Due of this note shall be made by check or ACH to the Payee, as per the Payee's instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: __________________           ACP Funds Trust

                                    By: ________________________________

EXHIBIT (a)(1)(v)

           FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
             COMPANIES, RETIREMENT PLAN TRUSTEES AND OTHER NOMINEES
                        REGARDING THE REPURCHASE OFFER BY

--------------------------------------------------------------------------------
                   ACP FUNDS TRUST OFFER TO PURCHASE FOR CASH
      UP TO 25% OF THE SHARES OF EACH OF THE FOLLOWING FUNDS: ACP ADVANTAGE
               STRATEGIC OPPORTUNITIES FUND, ACP ADVISER STRATEGIC
    OPPORTUNITIES FUND, AND ACP INSTITUTIONAL SERIES FUND AT NET ASSET VALUE

--------------------------------------------------------------------------------

To: Brokers, Dealers, Commercial Banks, Trust Companies, Retirement Plan Trustees and Other Nominees ("Financial Intermediaries"):

We are enclosing the material listed below relating to the offer by ACP Funds Trust (the "Trust") to shareholders (the "Shareholders") of ACP Advantage Strategic Opportunities Fund, ACP Adviser Strategic Opportunities Fund, and ACP Institutional Series Fund (each, a "Fund"; together, the "Funds") to repurchase at net asset value up to 25% of the shares of beneficial interest (the "Shares") of each Fund issued and outstanding as of January 31, 2006 (the "Expiration
Date) as are properly tendered and not withdrawn on the Expiration Date. Each Fund is a series of the Trust, which is a Delaware Statutory Trust registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

THE REPURCHASE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006, UNLESS EXTENDED (THE "EXPIRATION DATE").

The Purchase Price to be paid is an amount equal to the net asset value of the tendered Shares of a Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2006. A Shareholder may expect to receive the Repurchase Price in cash, without interest. The Shares will be repurchased subject to the terms and conditions set forth in the Offer to Purchase dated January 31, 2006 and the related Letter of Transmittal, which as amended or supplemented from time to time constitute the Repurchase Offer ("Repurchase Offer").

The following documents are enclosed:

(1)   Offer to Purchase dated January 9, 2006;

(2)   Letter of Transmittal; and

(3)   Instructions Form

Please be advised that participation in the Repurchase Offer requires submission of the Instructions Form. All Financial Intermediaries are requested to submit account information on behalf of their clients who choose to participate in the Repurchase Offer. If a client instructs you by telephone to present Shares for redemption, please record the telephone conversation (in accordance with applicable law).

No fees or commissions will be payable to brokers, dealers or other persons under the terms of the Repurchase Offer, although redeeming Shareholders may be obligated to pay a processing fee to their Financial Intermediary for assistance in transmitting a redemption request.

The Repurchase Offer is not being made to (nor will redemption requests be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Repurchase Offer or its acceptance would not be in compliance with the laws of such jurisdiction. To the extent that the securities laws of any jurisdiction would require the Repurchase Offer to be made by a licensed broker or dealer, the Repurchase Offer shall be deemed to be made on the Fund's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NONE OF THE FUNDS, ITS BOARD OF TRUSTEES, PFPC TRUST COMPANY OR THE INVESTMENT MANAGER TO THE FUNDS IS MAKING ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO SUBMIT FOR REDEMPTION OR TO REFRAIN FROM SUBMITTING FOR REDEMPTION SHARES. THE FUNDS HAVE BEEN ADVISED THAT NO MEMBER OF THE BOARD OF TRUSTEES, PFPC TRUST COMPANY, OFFICER OF THE FUNDS, OR THE FUNDS' INVESTMENT MANAGER WILL PARTICIPATE IN THE REPURCHASE OFFER.

Additional copies of the enclosed material may be obtained from PFPC Trust Company, the Funds' transfer agent, at appropriate addresses and telephone numbers set forth in the Letter of Transmittal. Any questions you have with respect to the Repurchase Offer should be directed to Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Very truly yours,

ACP Funds Trust

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR PFPC TRUST COMPANY OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS WITH RESPECT TO THE REPURCHASE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER OF PURCHASE STATEMENT AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE REPURCHASE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED.

EXHIBIT (a)(1)(vi)

                       INSTRUCTIONS REGARDING THE OFFER BY

--------------------------------------------------------------------------------

                           ---------------------------
                                 (NAME OF FUND)

--------------------------------------------------------------------------------

          TO REPURCHASE UP TO 25% OF ITS ISSUED AND OUTSTANDING SHARES
                     AT NET ASSET VALUE IN EXCHANGE FOR CASH

              DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO
                      PRESENT YOUR SHARES FOR REDEMPTION.

Please consult with your Financial Intermediary before completing this form.

--------------------------------------------------------------------------------

  PFPC TRUST COMPANY MUST RECEIVE YOUR SHARES FROM YOUR FINANCIAL INTERMEDIARY NO LATER THAN 12:00 MIDNIGHT EASTERN TIME ON JANUARY 31, 2006 (THE "EXPIRATION
               DATE"), UNLESS THE OFFER TO PURCHASE IS EXTENDED).

--------------------------------------------------------------------------------

The undersigned acknowledge(s) receipt of the Offer to Purchase, dated January 9, 2006 and the Letter of Transmittal in connection with the offer to Shareholders by _____________ (the "Fund"), a series of ACP Funds Trust, a Delaware Statutory Trust registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company, to tender their Shares for the repurchase of up to 25% of the Fund's shares of beneficial Shares (the "Shares") issued and outstanding as of the Expiration Date. The undersigned hereby requests the purchase of the Shares designated below, in accordance with the terms and conditions of the Offer to Purchase and Letter of Transmittal, which together, as amended from time to time constitute the Repurchase Offer.

NUMBER OF SHARES TENDERED FOR PARTICIPATION IN REPURCHASE OFFER: _____

---------------------------------   -------------------------------
NAME OF FUND                        DATE

---------------------------------   -------------------------------
NAME OF REGISTERED SHAREHOLDER(S)   NAME OF REGISTERED SHAREHOLDER(S)
(Please Type or Print)              (Please Type or Print)

---------------------------------   -------------------------------
AUTHORIZED SIGNATURE                AUTHORIZED SIGNATURE

---------------------------------   -------------------------------
TAXPAYER IDENTIFICATION OR          TAXPAYER IDENTIFICATION OR
SOCIAL SECURITY NUMBER              SOCIAL SECURITY NUMBER